November 10, 2004

By Facsimile and U.S. Mail

Craig W. Adas, Esq.
Weil, Gotshal & Manges LLP
201 Redwood Shores Parkway
Redwood Shores, California 94065

	Re:	Getty Images, Inc.
		Schedule TO-I
		Filed November 1, 2004

Dear Mr. Adas:

	We have the following comments on the above-referenced filing. We have limited our review to issues related to the issuer tender offer:

Form S-4

General

1. We note that the offer commenced on November 1 and is scheduled to expire at 5:00 p.m. on November 30, 2004, the twentieth business day of the offer. As business days conclude at midnight Eastern time in accordance with Rule 13e-4(a)(3), it does not appear that your offer will be open for twenty business days as required by Rule 13e-4(f)(1)(i). Note that November 11 and November 25 are federal holidays. Please revise the offer so that it will be open at least twenty business days.

2. We note that the "terms of the New Debentures are identical in all material respects to the terms of the Outstanding Debentures," although you have changed the conversion feature so that Getty
Images may account for the new debentures under the treasury stock method (but carry over the holding period from the old debentures).
If the outstanding debentures were not issued in a registered offering, please tell us the exemption upon which you relied to issue those securities and why it is appropriate to exchange them for similar securities in a registered offering. We note that it appears that some of the outstanding securities are held by affiliates.

Special Note Regarding Forward-Looking Statements, page ii

3. The Private Securities Litigation Reform Act does not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934. Please eliminate any reference to the safe harbor and the Act. See also Q&A No. 2 in Section I.M. of the Division of Corporation Finance`s Manual of Publicly Available Telephone Interpretations, which is available on our website at www.sec.gov.

Summary, page 1

4. On page 4 you state that outstanding debentures not accepted for exchange will be returned "as promptly as practicable." Rule 14e-1(c) requires you to exchange or return deposited securities "promptly after the termination or withdrawal of the tender offer." Please revise the offer accordingly.

Selected Financial Information, page 26

5. Revise to disclose the book value per share as required by Item 1010(a)(4) of Regulation M-A. In addition, please revise to include all pro forma information required by Item 1010(b) of Regulation M-A. The information included in the "Capitalization" on page 25 and incorporated by reference into the Schedule TO does not appear to include all of the required pro forma information.

The Exchange Offer, page 27

Conditions to the Exchange Offer, page 27

6. We note that the company may determine whether the triggering of a condition "makes it inadvisable" to proceed with the offer. Please note that, when a condition is triggered and the company decides to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). You may not rely on this language to tacitly waive a condition of the offer by failing to assert it. Please confirm your understanding on a supplemental basis.

7. It is unclear whether you will be able to determine whether the second condition, that "the exchange shall not result in any adverse tax consequences to [you]" before the offer expires. Please revise this condition to clarify that you cannot assert it after the offer expires.

8. In the second bullet point of the third condition, you disclose that your offer may be amended or terminated if, in your reasonable judgment, an enumerated event has occurred that "would be material to holders of outstanding debentures in deciding whether to accept the exchange offer." This appears to include both positive and negative effects. Please revise your disclosure to clarify those changes that would allow amendment or termination of the offer.

9. Refer to the last paragraph of this section. Please revise to clarify that you may be required to promptly file a post-effective amendment to the registration statement to reflect certain material changes to the offer.

Withdrawal of Tenders, page 32

10. The second sentence of this section states, "Tenders of outstanding debentures may not be withdrawn at any time after such date unless the exchange offer is extended." Revise this section to disclose the withdrawal rights required by Rule 13e-4(f)(2)(ii).

Certain Material United States Federal Income Tax Consequences,
Page 63

11. Revise this subsection and its title to clarify that you describe all material federal tax consequences of the transaction. Eliminate the terms "certain" and "summary." Also revise the associated disclosure in the summary term sheet on page 4.

12. Revise this section to unequivocally state the tax consequences of this transaction. If doubt exists, then revise this section to provide an opinion on what the tax consequences "should" be or "are more likely than not" to be. Revise to disclose that counsel cannot opine on the material federal tax consequences, to explain why counsel is not able to opine on a the material federal income tax consequences, describe the degree of uncertainty in the opinion and clarify your disclosure of the possible outcomes and risks to investors. Finally, revise the risk factor on page 21 to clarify the risks involved in this uncertainty. Currently, the risk factor does not discuss the possible negative tax implications of this transaction if your position is not correct.

13. Eliminate the statement on page 64 that this disclosure is "for general information only." Also, while you may recommend that investors consult their own tax advisors, particularly with respect to tax consequences that may very on an individual basis, you may not "urge" them to do so. Eliminate this language from page 64.

Legal Matters, page 65

14. Revise to disclose the name of counsel providing the tax opinion.

Incorporation of Certain Documents by Reference, page 66

15. We note that you incorporate into the Form S-4 future filings that you may make prior to termination of the exchange offer. Please confirm that the Schedule TO-T will be amended to Specifically include any information that is deemed to be forward-incorporated by reference into the Form S-4, or advise. In this regard, please revise the Schedule TO-I and Form S-4 to incorporate your latest Form 10-Q, which was filed on November 3, 2004.

Exhibit 5.1 - Legality Opinion

16. Have counsel confirm to us, in writing, that the reference and limitation to "the corporate laws of the State of Delaware" includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.

17. It is unclear why counsel has determined that it is appropriate to assume the new debentures will be duly authorized
"when duly executed by the Company, authenticated by the Trustee and delivered in accordance with the terms of the New Indenture and as contemplated by the Registration Statement."

Exhibit 8.1 - Tax Opinion

18. Clarify that counsel opines as to the material federal income tax consequences of the transaction, rather than "certain" consequences.

19. Counsel states that the related disclosure in the document
"insofar as it constitutes statements of law or legal conclusions and except to the extent qualified therein, is correct in all material respects." Have counsel revise this language in the tax opinion to confirm that the opinion set forth in the prospectus is the opinion of counsel. Revise the associated disclosure in the prospectus to clarify that it is the opinion of counsel.

20. Counsel may not imply that investors are not entitled to rely on counsel`s opinion. Please eliminate the statement in the last paragraph of the opinion that the opinion is provided "solely" for the board`s benefit.

Closing Comments

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Respond to our comments promptly. Please furnish a response letter, keying your response to our comment letter. You should transmit the letter via EDGAR under the label "CORRESP." In the even that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter. Please contact me at (202) 942-1881 if you have any questions.

Sincerely,


Abby Adams
Special Counsel
Office of Mergers and Acquisitions